Heineken
NV

Exemptionfile 82-4953
press release

Heineken reports 5.4% organic net profit growth for the first half 2005, in line with expectations

Amsterdam, 7 September 2005 - Heineken N.V. today announced first-half 2005 results in line with forecast and on target to meet the full year 2005 profit outlook.

	1st half 2005	1st half 2004	% Change	% Organic growth[1]
	(hl mln)	*(hl mln)*		
Group volume	56.2	54.4	3.3%	0.4%
	€ million	*€ million*		
Net turnover	5,142	4,859	5.8%	1.3%
EBIT[2]	601	631	-4.8%	3.6%
EBIT (beia)[3]	638	634	0.6%	-
Net profit	345	376	-8.2%	5.4%
Net profit (beia)	371	362	2.5%	-
	€	*€*		
Earnings per share (EPS)	0.70	0.77	-8.2%	-

- Heineken achieved organic growth in all key metrics in the first six months of 2005: 1.3% in turnover, 3.6% in EBIT and 5.4% in net profit, in line with Heineken's outlook statement published on 22 February 2005.

- Reported net profit decreased to €345 million due to exceptional charges and weaker currencies against the euro. Net profit (beia), increased €9 million, or 2.5% to €371 million, despite a negative currency effect of €15 million.

- Group volume[4] grew by 3.3% (from 54.4 million hectolitres to 56.2 million hectolitres).

- Sales of Heineken beer in the premium segment grew by 3% to 9.7 million hectolitres, further confirming its position as the world's leading international beer brand.

[1] Excluding the effects of currency movements, first-time consolidations, exceptional items and amortisation of brands.
[2] Operating profit plus income from associates
[3] Before exceptional items and amortisation of brands
[4]Group volume is beer volume sold by consolidated companies and Heineken beer brewed under licence and sold by third parties. Sales by companies consolidated for the first time are included as from their inclusion in the consolidation

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered office at Amsterdam – Amsterdam Trade Register Amsterdam No. 33011433

Full-year profit outlook, 2005

Heineken reiterates its full-year profit outlook for 2005. The company expects organic growth in net profit that will not exceed mid-single digits for the full year. As already stated in February, the negative impact of foreign currencies, particularly relating to the US dollar, is expected to outweigh the predicted organic net profit growth and positive net contributions from new acquisitions.

Heineken will continue to increase the efficiency of the company and expects to take additional exceptional charges in the second half of the year, currently estimated at about €70 million before tax. This relates to efficiency improvements linked to the new brewery that is under construction in Seville, Spain. This item will not impact the organic net profit growth of the business for the second half of 2005 as it will be reported as an exceptional item.

Interim dividend

An interim dividend of €0.16 per share of €1.60 nominal value will be paid on 21 September 2005. The ex-dividend date for Heineken N.V. shares is 8 September 2005.

Organic net profit for 2005 HY up 5.4% year-on-year

Heineken achieved organic growth in all key metrics in the first six months of 2005: 1.3% in turnover, 3.6% in EBIT and 5.4% in net profit, which is in line with Heineken's forecast published on 22 February 2005.

Net turnover in the first six months of 2005 grew from €4,859 million to €5,142 million (+5.8%) as a result of a positive first-time consolidation effect of 4.8%, 1.3% organic growth (comprising a positive price and mix effect of 2.1% and an overall negative volume effect, including beverage wholesale activities, of -0.8%), offset slightly by a 0.3% negative currency impact (mainly US dollar related). Heineken brand sales volume continued to increase.

Following the announcement of the new organisation structure on 12 April 2005, Heineken has brought its regional segmentation reporting in line with its internal organisation. Greece and Germany, which were previously included in the Western Europe region, are now grouped under Central and Eastern Europe. The 2004 regional information has been restated to reflect these changes.

Changes in turnover as a result of first-time consolidation include Shikhan, Volga and Sobol in Russia, Fürstlich Fürstenbergische Brauerei, Brauerei Hoepfner and Wurzburger Hofbrau in Germany and Consolidated Breweries in Nigeria as well as the distribution agreement for Femsa's Mexican beer portfolio in the USA. At the same time, the real estate assets of Brau Union in Austria and the operations in Chad and Ghana were divested.
Heineken continued its expansion in the fast growing and profitable Russian market through the acquisition of four additional companies, together comprising six breweries, and which will be consolidated for the first-time in the second half of 2005.

Group volume

Group volume increased from 54.4 million hectolitres of beer to 56.2 million hectolitres (+3.3%), of which 1.6 million hectolitres related to acquisitions consolidated for the first-time. Organic sales growth added 200,000 hectolitres of beer (+0.4%). Strong performances in Spain, Italy, the United Kingdom, Chile, Argentina, Middle East and Asia were partly offset by lower volumes in France, the Netherlands, Nigeria and the USA.

With a view to further strengthening its overall brand portfolio and increasing profitability, Heineken is carrying out an extensive review of its local brand portfolios. The focus on key brands, the introduction of beers into new market segments, and the concentration of marketing spend on brands which create most value will enable the company to better develop its markets.

In February 2005 Heineken announced €100 million additional investment in innovation and new marketing programmes to meet the challenge of the changing

consumer dynamics in Western Europe and the USA. In the first half of the year, the company has launched the Heineken Premium Light Lager test market programme and introduced the clear label in the USA, launched the Draught Keg, in several markets, and announced the Heineken brand's sponsorship of the European Champions League soccer tournament.

Heineken and Amstel brands

Sales of the Heineken brand positioned in the premium segment of the beer market increased by 3% from 9.4 million hectolitres to 9.7 million hectolitres. Total Heineken brand volumes rose to 11.4 million hectolitres in the first half of 2005. The Heineken brand performed strongly in Central and Eastern Europe, Africa, Asia and Latin America, but declining beer consumption in markets such as the USA and France slowed this positive trend.

Amstel sales volumes were stable at 5.3 million hectolitres, with substantial growth in Africa, offset by lower volumes in some European markets, in line with the market trends.

Review by region

Western Europe

Performance in Western Europe was mixed, with some Southern European markets showing resilience to the difficult economic environment and low consumer confidence, whilst beer consumption declined in France and the Netherlands.

Organic turnover growth in the region was down 1% mainly due to lower beer sales volumes and lower turnover in the wholesaling activities, partly offset by an improvement in price and sales mix. Better prices were achieved in all major Western European countries, in both the on-trade and the off-trade. Cost savings generated by restructuring and efficiency improvements positively contributed to EBIT growth. However, EBIT was negatively affected by €34 million of exceptional charges relating to production improvements in France and the implementation of the new top-management structure of the Heineken Group.

Heineken brand premium volume in Western Europe in the first half grew 0.8%, despite lower sales volumes in the declining French market. Growth in other markets remained healthy, and in Spain, in particular, the Heineken brand performed strongly.

The company is actively addressing the decline in beer consumption in some of its key markets in the region through a number of initiatives, which form part of the programme of investment in innovation and new marketing initiatives announced in February 2005.

The Netherlands
The EBIT was down slightly compared with the first six months of 2004, with lower volumes, in line with the beer market trend, only partially offset by an improved price and sales mix and lower costs. The Heineken brand was down, as it faced a challenging 2004 performance driven largely by marketing programmes linked to the European football championship. The €35 million cost savings programme, launched in 2003, has been successfully completed.
Vrumona, the soft drink business, performed better than last year, with total volume growth of 2%.

France
Heineken France reported a lower turnover and EBIT in the first half of 2005. Volume was lower, in line with the weak market, but this was partially compensated by the price increase achieved at the start of the year and a better overall sales mix. The Heineken brand increased its market share with a sales volume only slightly lower than the first half of last year.

The Heineken Draught Keg (a portable 4.75 litre draught beer system) was launched in April and has received a very positive reaction from consumers. In order to revitalise the market, several new beers and line extensions such as Desperados Mas, Isla Verde and Panach' Vanille were introduced.

Spain
Turnover and EBIT increased substantially as a result of the higher sales volumes and an improvement in price and sales mix. All brands posted strong growth figures, with Heineken and Buckler alcohol-free beer growing particularly strongly, the latter due to the large and growing alcohol-free segment in Spain.

Construction of the new brewery in Seville (capacity 4.5 million hectolitres) is proceeding according to plan. The new bottling hall will come on-stream in 2007 and the new brewery will be fully operational early 2008, leading to substantial increases in efficiency, compared to the old brewery. Negotiations relating to staffing at the new brewery are currently underway with unions. In this regard, Heineken expects to take a restructuring charge of around €70 million before tax in the second half of the year, which will be reported as an exceptional item.

Italy
Total volumes were up despite an increase in beer excise duties. Sales volumes of the key brands increased, while sales of low margin, low-price brands declined, leading to an improvement in sales mix. The Moretti brand, our key mainstream brand, posted a good volume performance in the domestic market and export volume also increased. Sales of Dreher were under some pressure and Heineken volume grew marginally. EBIT was slightly down compared with the first six months of 2004, due to weaknesses in the performance of the wholesale organisation.

An agreement to close the brewery in Pedavena was signed at the beginning of the year and production will now be concentrated at the breweries of Massafra and Messina. This project is part of the €50 million cost savings programme for Western Europe that was announced in February 2005.

United Kingdom
The repositioning of Heineken as a premium brand in the United Kingdom is proceeding according to plan and consumer's perceptions of Heineken are improving. Sales volumes of the Heineken brand jumped by 29% in the declining premium segment of the beer market.

Central and Eastern Europe

Net turnover in the region increased to €1,279 million (+8.8%) partly as a result of the first-time consolidation of the new breweries in Russia and Germany (contributing 3.7% to top line growth). Group volumes rose by 5.1%, or more than 1 million hectolitres. Net turnover grew organically by 0.7% as a result of a better pricing and

sales mix on the one hand, partly offset on the other hand by lower volumes due to higher excise duties in Bulgaria, Austria and Slovakia. The growth of the Heineken brand in the region was +5.4%.

EBIT, at €108 million, was adversely affected by the disposal of the real estate business in Austria and the increased marketing spend aimed at strengthening the brands in a very competitive environment.

The integration activities at Brau Union, which started in early 2004, have now been completed and the company is on track to achieve its targets of recurring cost and revenue synergies. A total of 11 breweries and malteries have been closed so far and the closure of the Grivita brewery in Romania in November 2005 was recently announced. For the first half of the year 2005, recurring annualised synergies totalled approximately €40 million, compared with €26 million at the end of 2004.

Poland

The restructuring of Grupa Zywiec distribution system and the closure of breweries in 2004 had a positive impact on the cost structure and, together with the strong growth in turnover, resulted in a substantial improvement in EBIT.

Turnover increased significantly as a result of price increases in July 2004 and January 2005. Sales volume remained flat in the first half of the year, with a good performance of the mainstream brands Tatra Pils and Specjal, offsetting a slight volume decrease in the rest of the brand portfolio. The weaker economy and price increases affected Heineken brand volume which, however, remains the undisputed leader in the international premium segment in Poland.

Russia

Sales volume in Russia increased significantly as a result of the first-time consolidation of acquisitions. In the existing brand portfolio, the best performing brands were Ochota and Heineken, the latter growing by more than 50%. The lower sales volumes of Botchkarov, however, translated into overall negative organic volume growth. The brand was repositioned and re-launched in June. EBIT was also adversely affected by higher fixed costs, partially related to the integration of the continuing acquisitions in Russia.

Following the acquisitions of 2004, Heineken has once again strengthened its market position significantly this year. Four additional brewing companies were acquired with a total of six breweries: in Yekaterinburg (Patra), St. Petersburg (Stepan Razin), Irkutsk (Baikal), Ivan Taranov (with breweries in Kaliningrad, Khobarovsky and Novotroitsk). These acquisitions will be consolidated for the first time in the second half of 2005 and will increase total annual sales volumes by 5.6 million hectolitres, to around 12 million hectolitres, consolidating its strong number 3 position. Russia remains one of the key expansion markets for Heineken.

Austria
As a result of the real estate divestment, EBIT in Austria was lower than in the first half year of 2004. The underlying EBIT performance is good, as a positive price and sales mix and cost savings were only partially offset by a slight drop in volumes. The Heineken brand grew substantially, albeit from a low base.

Greece
Turnover increased slightly despite lower volumes in a subdued market. Thanks to strict cost control and improved pricing, Athenian Brewery recorded a significant increase in EBIT. The Heineken brand increased its market share.

The Americas

In the Americas the trading performance of the Heineken group was mixed, with the Latin American operations, in particular CCU in Chile and Argentina, driving the organic growth in the region and compensating a slower first half in the USA. Excluding the new distribution agreement for Femsa beers, group volume in the region stood at 7.2 million hectolitres. Sales volumes of Femsa's Mexican brands amounted to an additional 1.1 million hectolitres. Including the turnover of the distribution joint venture with Femsa, total turnover grew 16% while the organic turnover growth for the region was 1.9%.

EBIT, at €120 million, was lower than that for the first half of last year due to additional marketing investments and the less favourable exchange rate, which had a negative impact of €34 million. In the first half of 2005 Heineken realised an average USD-€ exchange rate of 1.24 compared with 1.135 in 2004.

USA
Price competition among the US brewers intensified in the first half of 2005, while competition from wine and spirits continued to have an adverse impact on total beer consumption, which is estimated to have decreased by just over 1%. Organic sales volumes at Heineken USA (excluding Femsa volumes) were down 2.5%. In terms of hectolitres of beer, however, depletions are in line with sales by Heineken USA. Depletions in the first half of 2005 were only slightly lower than last year (-0.4%), with the Heineken brand (+0.2%) performing better than the Amstel brand (-3.7%). EBIT was lower due to increased marketing spend, and the less favourable realized exchange rate for the USD.

The joint venture with Femsa for the USA started on 1 January 2005. Femsa's Mexican brands experienced a positive volume trend in the second quarter, following a first quarter, which fell short of expectations due to substantial stock piling in the distribution chain at the end of 2004, partly as a result of a price increase in the last quarter of 2004. Volumes grew considerably in the second quarter compared to the same period last year, and are now on track with the 2005 full year forecast.

Heineken is vigorously addressing the challenges of the US market by further strengthening its Heineken brand through the introduction of innovative packaging (fridge pack, clear label, re-designed secondary packaging, Draught Keg, etc) and marketing campaigns.
In the summer, Heineken began test-marketing its new Heineken Premium Light Lager in four cities: Tampa, Providence, Phoenix and Dallas. The first results are encouraging and Heineken expects a national roll-out to take place in the first half of 2006.

Chile and Argentina
Total sales volumes of CCU in Chile and Argentina continued to grow significantly during the first half of 2005, boosted by a temporary price reduction implemented in Chile in June with a view to growing the entire beer market. The higher turnover drove a substantial increase in EBIT. All CCU brands achieved volume growth, and the Heineken brand performed well in Chile and Argentina (+33%), and in the rest of the Latin American region.

Africa and the Middle East

Performance varied significantly across the region, with strong results in Nigeria and South Africa offset by some weakness in the Middle East. Sales volume of the international brands, Heineken and Amstel, grew by 14% and 20% respectively, contributing positively to EBIT. The Fayrouz brand, the alcohol-free malt beverage brewed and sold in Egypt, posted a good performance.

The African operations continue to achieve good overall results in terms of turnover and profitability. Despite the divestment of the breweries in Chad and Ghana, turnover increased by 15% due to better pricing, an improved sales mix effect and the first-time consolidation of Consolidated Breweries, Nigeria, and Brandhouse, the sales and distribution joint venture in South Africa.

Nigeria
Nigerian Breweries substantially increased its selling prices for its lager brands. As a result of this and the weak economy, volumes decreased. However, this was more than compensated by the improvement in the price and sales mix, leading to a robust increase in turnover. As a consequence, EBIT grew strongly compared with the first six months of 2004 despite non-recurring costs related to a reduction in staffing levels of 500 full-time employees. The considerably increased cash flow was used to substantially reduce the debt raised to finance the new brewery in Ama.

South Africa
Amstel brewed under licence in South Africa performed strongly, with a volume growth of more than 20%. Brandhouse, the South African joint venture between Heineken, Diageo and Namibian Breweries, posted results ahead of expectations. Increased focus within the Brandhouse sales team is having a positive impact on the growth of the Heineken brand.

Asia-Pacific

Volume growth in Asia remained strong during the first half of 2005. Organic volume growth amounted to 13.4% and total beer volume exceeded 5 million hectolitres for the first time. Turnover grew organically by 10%, with particularly strong trading in China, Vietnam and Cambodia. EBIT remained at last years level due to weaker currencies, increased marketing activities and higher operating costs.

The Heineken brand's 12.5% volume growth in the region was significant considering the brand's substantial price premium and the keen competition in the international premium segment.

China
In early 2004, Heineken and Asia Pacific Breweries merged their existing brewing and import operations to create Heineken Asia Pacific Breweries China (HAPBC). In 2005, this newly formed group acquired a 40%-stake in DaFuHao Breweries in Jiangsu. DaFuHao recently acquired a 600,000 hectolitre brewery in Wuijang with production scheduled to start in 2006.

Sales volume in China increased.

3.6% organic growth in EBIT

Organic growth in EBIT amounted to 3.6%. EBIT beia was only slightly up on last year, because the organic growth and the positive contributions of companies consolidated for the first-time were largely offset by the adverse currency effects.

	H1 2005	H1 2004
EBIT	601	631
Amortisation of brands	3	3
Exceptional items	34	0
EBIT (beia)	**638**	**634**

		Change
EBIT (beia) H1 2004	**634**	
Organic EBIT growth	24	3.6%
Exchange rate effects	-32	-5.0%
First-time consolidations	12	1.9%
EBIT (beia) H1 2005	**638**	**0.6%**

Marketing and selling costs as a percentage of net turnover increased from 12.7% to 13.1% reflecting Heineken's commitment to further strengthening the Heineken brand and to addressing the challenges of its key Western European and US beer markets.

Personnel costs increased organically by 1.5%, as a net effect of staff reductions and wage increases in line with inflation. Like-for-like raw material costs decreased by 5.5%, due to lower purchasing prices, while packaging cost remained flat. On the same basis, depreciation and amortisation charges increased by 0.9%.

In the first half of 2004 a net, after tax, capital gain of €17 million on the sale of shares in Whitbread Plc. was included in the net financing costs. In the first half of 2005 net interest was €8 million belowthat for the same period of 2004 as the strong cash flow was used to reduce debt levels.

The effective tax rate for the first half of 2005 stands at 30.0% (2004: 31.1%). Heineken forecasts an effective tax rate of approximately 27% for the full year, compared to 25.9% in 2004. In 2004, there was an exceptional non recurring tax benefit relating to the reduction of corporate tax rates in a number of countries, leading to the partial release of deferred tax liabilities recognized for brands. Excluding this non-recurring benefit, the effective tax rate for the full year 2004 would have been 27.7%.

Minority interests amounted to €44 million, up €12 million due to improved results in Chile, Nigeria and Poland.

	H1 2005	**H1 2004**
Net profit	345	376
Amortisation of brands	3	3
Exceptional items	23	-17
Net profit (beia)	**371**	**362**
		Change
Net profit (beia) H1 2004	**362**	
Organic net profit growth	20	5.4%
Exchange rate effects	-15	-4.1%
First-time consolidations	4	1.1%
Net profit (beia) H1 2005	**371**	**2.5%**

Organic net profit growth (excluding first time consolidation effect, amortisation of brands, difference in exchange rates and exceptional items) amounted to 5.4%. Net profit decreased to €345 million from €376 million, mainly as a result of the €40 million net difference in exceptional items (after tax) between 2005 and 2004, while net profit beia increased by 2.5% to €371 million.

Net earnings per share (EPS) amounted to €0.70 compared with €0.77 for the same period in 2004.

Exceptional items

In the first half of 2004, Heineken benefited from a capital gain after tax of €17 million on the sale of shares in Whitbread Plc. In the first half of 2005, negative exceptional

items amounted to €34 million before tax and €23 million after tax, as a result of restructuring costs related to production efficiency improvements in France and the implementation of the Group's top-management structure announced in April 2005.

In the second half of 2005, the company expects to take a further one-off exceptional charge of an estimated €70 million before tax relating to restructuring connected with the new brewery in Seville. In the second half of 2004, Heineken took an impairment charge of €190 million on its 20% stake in Kaiser (Brazil).

Exchange rate movements

As of 1 January 2005 Heineken complies with IAS 32/39, Financial Instruments. The impact on the group's results of fluctuations in the USD/€ exchange rate are delayed by Heineken by hedging its exposure to the US dollar.

The effect of deteriorating exchange rates on EBIT and net profit in the first half of 2005 amounted to €32 million and €15 million respectively, compared with the same period last year, primarily due to the US dollar. The average actual realized USD-€ exchange rate in the first half of 2005 was USD1.24.

For the full year the adverse effect on the USD-€ exchange rate is expected to amount to €77 million at EBIT level and €46 million at net profit level. Heineken expects a net dollar inflow of USD790 million for 2005, over 90% of which has been hedged at an average rate of USD1.27.

On 1 September 2005, hedges were already in place at an average rate (including forward costs) of USD1.28 covering 71% of the total expected 2006 net dollar inflow of USD750 million.

Balance sheet and cash flow

Cash flow from operations remained stable at €566 million compared with €574 million in the first half of 2004. Lower tax payments were offset by a seasonal increase in net working capital. Capital expenditure on tangible fixed assets, at €350 million, amounted to 6.8% of net turnover in line with 2004. The sale of real estate assets in Austria also added €238 million net of tax to the total cash inflow. Heineken expects to invest around €850 million in tangible fixed assets by the end of the year, which includes €100 million for the construction of the new brewery in Seville (Spain).

With interest bearing debt of €3,576 million and cash and securities of €714 million, the net debt position as of 30 June 2005 was €2,862 million, compared with €2,858 million as of 31 December 2004 and €3,240 million as of 30 June 2004.
Shareholders' equity on 30 June 2005 amounted to €3,589 million (see appendix 4). The book value per share is €7.32, compared with €6.55 as at 30 June 2004.

Appendices

1. General information
2. Consolidated Profit and Loss Account of Heineken N.V.
3. Consolidated Balance Sheet before proposed appropriation of profit of Heineken N.V.
4. Shareholders' equity
5. Information by region
6. Consolidated Cash Flow Statement of Heineken NV

General information

The enclosed condensed interim financial information has been prepared on the basis of the recognition and measurement requirements of accounting standards expected to be adopted by the EU effective 31 December 2005, being the first annual reporting date at which Heineken is required to use accounting standards adopted by the EU. Based on these standards, management has applied the accounting policies, which they expect to apply when the first annual financial statements are prepared in accordance with accounting standards adopted by the EU for the year ending 31 December 2005. However, these accounting standards are still subject to change and additional interpretations, and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ending 31 December 2005.

An extensive press release on the restated financial statements of Heineken N.V. was issued on 19 May 2005, and is available on the Heineken web site: www.heinekeninternational.com

It should be noted that all figures presented are unaudited.

Press enquiries
Véronique Schyns
Tel: +31 20 52 39 606
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 52 39 590
investors@heineken.com

HEINEKEN N.V.

Consolidated Profit and Loss Account 1 January- 30 June 2005*

(€ million)		2005		2004	Change %
Net turnover		**5,142**		**4,859**	**6%**
Raw materials, consumables and services	3,184		2,959		8%
Personnel costs	1,027		953		8%
Depreciation and value adjustments	340		324		5%
Total operating expenditure		4,551		4,236	7%
Operating profit		**591**		**623**	**-5%**
Income from associates		10		8	25%
EBIT		**601**		**631**	**-5%**
Net financing costs		-53		-53	0%
Profit before tax		548		578	-5%
Taxation		-159		-170	-6%
Group profit after tax		389		408	-5%
Minority interests		-44		-32	38%
Net profit		**345**		**376**	**-8%**
Earnings per share		**0,70**		**0,77**	**-8%**

Raw materials, consumables and services	**2005**	**2004**
Raw materials	359	367
Packaging	607	586
Goods for resale	657	549
Marketing and selling expenses	676	618
Transport costs	253	248
Energy and water	102	89
Repair and maintenance	114	116
Other expenses	416	386
	3,184	2,959

* Unaudited

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered office at Amsterdam -- Amsterdam Trade Register Amsterdam No. 33011433

HEINEKEN N.V.

Consolidated Balance Sheet before proposed appropriation of profit*

(€ million)	30 June 2005	31 December 2004	30 June 2004
Assets			
Fixed assets			
Intangible fixed assets	1,935	1,837	1,810
Tangible fixed assets	4,777	4,773	4,737
Financial fixed assets	894	766	981
Deferred tax assets	265	269	271
Current assets			
Stocks	960	782	934
Accounts receivable	2,260	1,646	2,159
Current investments	19	26	26
Cash and cash equivalents	695	678	673
Total assets	**11,805**	**10,777**	**11,591**
Liabilities			
Group funds			
Shareholders' equity	3,589	3,256	3,095
Minority interests	492	477	440
	4,081	**3,733**	**3,535**
Employee benefits	689	680	714
Provisions	332	298	325
Deferred tax liabilities	382	384	467
Debt			
Long-term debts	2,547	2,638	2,705
Short-term interest bearing debts	1,067	946	1,254
Creditors and other current liabilities	2,707	2,098	2,591
	6,321	**5,682**	**6,550**
Total liabilities	**11,805**	**10,777**	**11,591**

* Unaudited

HEINEKEN N.V.

Shareholders' equity*

(€ million)	**2005**
Balance as at 1 January	**3,256**
Exchange differences	106
Policy change IAS 32/39	48
Fair value adjustments to available-for-sale financial assets	15
Cash flow hedges:	
Effective portion of changes in fair value	-54
Transferred to the profit and loss account	-9
Profit for the period	345
Dividend paid	-118
Balance as at 30 June	**3,589**

* Unaudited

HEINEKEN N.V.

Information by region*
in millions of euros

	2005	2004
Net sales		
Western Europe	2,553	2,663
Central and Eastern Europe	1,265	1,154
The Americas	819	709
Africa and Middle East	460	401
Asia/Pacific	248	230
Eliminations	-313	-403
Total sales revenue	**5,032**	**4,754**
Total revenue from services	110	105
Net turnover	**5,142**	**4,859**
EBIT		
Western Europe	236	267
Central and Eastern Europe	108	110
The Americas	120	139
Africa and Middle East	100	79
Asia/Pacific	37	36
Total EBIT	**601**	**631**
EBIT (excl. exceptional items and amortisation of brands)		
Western Europe	270	267
Central and Eastern Europe	111	113
The Americas	120	139
Africa and Middle East	100	79
Asia/Pacific	37	36
Total EBIT (beia)	**638**	**634**
Total assets		
Western Europe	4,250	4,357
Central and Eastern Europe	4,444	4,495
The Americas	1,219	1,218
Africa and Middle East	1,048	936
Asia/Pacific	438	386
	11,399	**11,392**
Capital invested	406	199
Total assets	**11,805**	**11,591**

* Unaudited

HEINEKEN N.V.

Consolidated cash flow statement 1 January-30 June 2005*
in millions of euros

Financial Reporting Cash Flow Statement	**2005**	**2004**
Net profit	**345**	**376**
Depreciation and amortisation	355	345
Gain on sales of tangible and intangible fixed assets	- 15	- 21
Investment income and income from associates	-85	- 54
Interest expense	140	123
Tax expense	159	171
Minority interest	44	32
Other non-cash items	64	31
Cash flow from operations before changes in working capital and provisions	**1,007**	**1,003**
Increase/decrease in trade and other receivables	- 539	-445
Increase/decrease/decrease in inventories	- 134	-96
Increase/decrease in trade and other payables	370	354
Total Increase/decrease in working capital	**-303**	**- 187**
Increase/decrease in provisions and employee benefits	8	- 24
Cash flow from operations	**712**	**792**
Interest paid and received	-57	- 61
Dividend received	5	3
Income taxes paid	-94	- 160
Cash flow from interest, dividend and income tax	**- 146**	**-218**
Cash flow from operating activities	**566**	**574**
Proceeds from sale of tangible and intangible fixed assets	52	45
Purchase of intangible fixed assets	-7	- 10
Purchase of tangible fixed assets	-402	- 377
Loans issued to customers	-99	- 98
Repayments on loans to customers	60	52
Cash flow from operational investing activities	**-396**	**- 388**

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered office at Amsterdam – Amsterdam Trade Register Amsterdam No. 33011433

(€ million) **Financial Reporting Cash Flow Statement (continued)**	**2005**	**2004**
Cash flow from operational investing activities	**-396**	**- 388**
Acquisition of subsidiaries, associates and investments	- 206	-926
Disposals of subsidiaries, associates and investments	260	36
Cash flow from acquisitions	**54**	**- 890**
Proceeds from the issue of share capital	-2	0
Proceeds from long term borrowing	544	82
Repayments of long term borrowing	-653	- 140
Changes in current investments	10	-1
Changes in other interest bearing liabilities	5	-3
Dividends paid	- 168	- 136
Cash flow from financing activities	**- 264**	**- 198**
Net cash flow	**-40**	**- 902**
Cash and cash equivalents on1 January	157	710
Effects of foreign exchange movements	-5	-9
Effects of other changes	-6	1
Cash and cash equivalents on 30 June	**106**	**- 200**

* Unaudited

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered office at Amsterdam – Amsterdam Trade Register Amsterdam No. 33011433

Disclaimer
This press release contains forward-looking statements with regard to the financial position and results of Heineken's activities. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Heineken's ability to control or estimate precisely, such as future market and economic conditions, the behaviour of other market participants, changes in consumer preferences, the ability to successfully integrate acquired businesses and achieve anticipated synergies, costs of raw materials, interest-rate and exchange-rate fluctuations, changes in tax rates, changes in law, pension costs, the actions of government regulators and weather conditions. These and other risk factors are detailed in Heineken's publicly filed annual reports. You are cautioned not to place undue reliance on these forward-looking statements, which are only relevant as of the date of this press release. Heineken does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these statements. Market share estimates contained in this press release are based on outside sources, such as specialised research institutes, in combination with management estimates.